

MICHAEL COGLIANESE **CPA, P.C.**

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lolliKceknokepcerwe ,vcw-*.eogrpa,com

Bloomingdale I Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of N4 Financial, Inc.

We have audited the accompanying financial statements of N4 Financial, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the N4 Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N4 Financial, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of N4 Financial, Inc.'s financial statements. The supplemental information is the responsibility of N4 Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

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Bloomingdale, IL
February 1, 2016